

William Hsu · 3rd
Co-Founder, Partner at Mucker Capital
Los Angeles, California, United States · **Contact info**

500+ connections

 Mucker Capital

Stanford University

Experience



Co-Founder, Partner
Mucker Capital
2011 – Present · 10 yrs
Greater Los Angeles Area



SVP, Chief Product Officer
AT&T Interactive
2008 – 2011 · 3 yrs

Organically doubled revenue to over $1B in 3 years. Established ATTi as a top 10 Internet media company in the U.S. based on revenue.

AT&T Interactive is responsible for digital advertising & marketing services revenue ...see more



Sr. Director of Product Marketing
Spot Runner
2007 – 2008 · 1 yr

Head of Product Marketing



Director of Product Management
Green Dot Corp
2006 – 2007 · 1 yr

Head of Product Management for Green Dot Prepaid Card. Green Dot (NASDAQ:GDOT) is a Sequoia funded venture that provides payments and financial services products to the underbanked.



Business Unit Manager, Product Marketing
eBay
2004 – 2006 · 2 yrs

Head of eBay local trading

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Education



Stanford University
BS IE, Terman School of Engineering



The Wharton School
MBA